Sproule

Ref.: 2404.16904

March 28, 2008

Claude Resources Inc.
200, 224 Fourth Avenue South
Saskatoon SK S7K 5M5

LETTER OF CONSENT

We refer to the annual report on Form 40-F of Claude Resources Inc. dated March 28, 2008 (including all exhibits, the "Annual Report").

We hereby consent to the use of our report and the appearance of our name in the Annual Report.

Sincerely,

for Douglas R. Bates, P.Eng.
Associate

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